EXHIBIT 99.3

Valneva to Present and Hold Investor Meetings at Upcoming Conferences in June

Saint-Herblain (France), May 31, 2023 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that its senior management will attend the Jefferies Healthcare Conference (June 7-9 in New York), Goldman Sachs Annual Global Healthcare Conference (June 12-15 in Dana Point, California) and the Stifel European Healthcare Conference (June 28-30 in Bordeaux, France).

Valneva will present and meet with institutional investors to discuss the Company’s late-stage vaccine candidate against chikungunya (VLA1553), which is currently under review by the Food and Drug Administration (FDA) with the potential to become the world’s first approved chikungunya vaccine later this year. A regulatory application has also been filed with Health Canada earlier this week1. Valneva will also discuss its Phase 3 Lyme disease vaccine candidate (VLA15) and its currently commercialized vaccine products during the conferences.

Jefferies Healthcare Conference: Peter Buhler, Chief Financial Officer of Valneva will present on Wednesday, June 7, 2023, at 1.30pm ET. The Presentation will be accessible live via the following link, https://wsw.com/webcast/jeff281/valn/1854710. A replay of the webcast will be available following the live events in the “Investor” section of the Valneva website at www.valneva.com. To request a 1on1 meeting, please contact your Jefferies representative.

Goldman Sachs Annual Global Healthcare Conference: The Company will be available for 1on1 investor meetings. To request a meeting, please contact your Goldman Sachs representative.

Stifel European Healthcare Conference: Thomas Lingelbach, Chief Executive Officer of Valneva, will participate in 1on1 and small group investor meetings, as well as a roundtable discussion on “Prevention and early detection – Post-COVID perspectives for diagnostics, vaccines & therapeutics,” alongside Emma Walmsley, CEO of GSK; Thierry Bernard, CEO of Qiagen and Chair of AdvaMedDx; Mark Miller, EVP and Chief Medical Officer of bioMerieux; and Dr Jean-Paul Stahl, Head of the Department of Infectious Diseases; University Hospital, Grenoble (France) and former President of the French Infectious Diseases Society.

About Valneva SE
We are a specialty vaccine company focused on the development, manufacturing and commercialization of prophylactic vaccines for infectious diseases. We take a highly specialized and targeted approach to vaccine development by focusing on vaccine solutions addressing unmet medical needs to ensure we can make a difference to peoples’ lives. We apply our deep understanding of vaccine science, including our expertise across multiple vaccine modalities, and our established vaccine development capabilities, to develop vaccines against diseases which are not yet vaccine-preventable, or for which there are limited effective treatment options. Today, we are leveraging our expertise and capabilities to rapidly advance a broad range of vaccines into and through the clinic, including candidates against the chikungunya virus and Lyme disease.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 communications@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to regulatory approval of VLA1553 and timing and plans for clinical programs and clinical trials. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, the ability to obtain or maintain patent or other proprietary intellectual property protection and the impact of the COVID-19 pandemic. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing the information in this press release as of the date hereof and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Valneva Files for Chikungunya Vaccine Authorization with Health Canada - Valneva

Attachment

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